Date:   February 18, 1997

Firm:   Howard, Rice, Nemerovski, Canady, Falk & Rabkin
        A Professional Corporation
        Three Embarcadero Center, 7th floor
        San Francisco, CA  94111-4065

To:     The Securities and Exchange Commission
        Judiciary Plaza
        450 Fifth Street, N.W.
        Washington, DC  20549

Re:     Rule 24f-2 Notice

Gentlemen:

We have acted as counsel for the Alameda-Contra Costa Medical Association Collective Investment Trust for Retirement Plans, a California trust (the "Trust"), in connection with the preparation and filing of a Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, concerning sales of the units of beneficial interest in the Trust (the "Units") during the fiscal year ended December 31, 1996 (the "Notice").

We have examined records, instruments, certificates and other documents that we deemed relevant and necessary for the basis of our opinion hereinafter expressed. In such examination, we have assumed the following: (a) the authenticity of original documents and the genuineness of all signatures; (b) the conformity to the originals of all documents submitted to us as copies; and (c) the truth, accuracy and completeness of the information, representations and warranties contained in the documents we have reviewed.

Based on such examination, we are of the opinion that the Units sold during the fiscal year ended December 31, 1996 as reported in the Notice were legally issued and are fully paid and nonassessable, except to the extent that the unitholders of a California trust may under certain circumstances be subject to assessment at the instance of creditors to pay the obligations of such trust in the event that its assets are insufficient for the purpose.


Very truly yours,

HOWARD, RICE, NEMEROVSKI,
CANADY, FALK & RABKIN
A Professional Corporation



By:  Andre W. Brewster
(Signature)